SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Amendment #1

Under the Securities and Exchange Act of 1934

Compuware Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

205638109

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 205638109

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Ameriprise Financial, Inc. IRS No. 13-3180631
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 710,114
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,121,038
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,038
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 0.52%
12)	Type of Reporting Person HC

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

CUSIP NO. 205638109

1)	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Columbia Management Investment Advisers, LLC IRS No. 41-1533211
2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒*
3)	SEC Use Only
4)	Citizenship or Place of Organization Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5)	Sole Voting Power 0
	6)	Shared Voting Power 710,114
	7)	Sole Dispositive Power 0
	8)	Shared Dispositive Power 1,121,038
9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,121,038
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11)	Percent of Class Represented by Amount In Row (9) 0.52%
12)	Type of Reporting Person IA

*	This filing describes the reporting person’s relationship with other persons, but the reporting person does not affirm the existence of a group.

1(a)	Name of Issuer:

Compuware Corp.

1(b)	Address of Issuer’s Principal Executive Offices:

One Campus Martius

Detroit, MI 48226-5099

2(a)	Name of Person Filing:

(a) Ameriprise Financial, Inc. (“AFI”)

(b) Columbia Management Investment Advisers, LLC (“CMIA”)

2(b)	Address of Principal Business Office:

(a) Ameriprise Financial, Inc.

145 Ameriprise Financial Center

Minneapolis, MN 55474

(b) 225 Franklin St.

Boston, MA 02110

2(c)	Citizenship:

(a) Delaware

(b) Minnesota

2(d)	Title of Class of Securities:

Common Stock

2(e)	Cusip Number:

205638109

3	Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

(a) Ameriprise Financial, Inc.

A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

(b) Columbia Management Investment Advisers, LLC

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

4	Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5	Ownership of 5% or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

6	Ownership of more than 5% on Behalf of Another Person: Not Applicable

7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

AFI: See Exhibit I

8	Identification and Classification of Members of the Group:

Not Applicable

9	Notice of Dissolution of Group:

Not Applicable

10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013

Ameriprise Financial, Inc.

By:	/s/ Wade M. Voigt

Name: Wade M. Voigt
Title: Vice President – Fund Administration – Financial Reporting

Columbia Management Investment Advisers, LLC

By:	/s/ Amy Johnson

Name: Amy Johnson
Title: Chief Operating Officer

Contact Information

Wade M. Voigt
Vice President – Fund Administration – Financial Reporting
Telephone: (612) 671-5682

Exhibit Index

Exhibit I	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II	Joint Filing Agreement